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November 22, 2013

Mara L. Ransom, Esq.

Assistant Director

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:

HydroPhi Technologies Group Inc. (formerly Big Clix, Corp.)

Current Report on Form 8-K

Filed September 25, 2013

File No. 333-168403 – File No. 000-55050

Dear Ms. Ransom:

Our client, HydroPhi Technologies Group, Inc, (formerly Big Clix, Corp.) (the “Company”), has forwarded to me your letter to the Company of October 24, 2013, in which you set forth several comments.  I am responding to the comments on behalf of the Company.  Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company.  My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

General

1.

Please tell us your consideration of providing the disclosures required by Item 304 of Regulation S-K under Item 4.01 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with your financial statements as the predecessor accountant.

Response:

The Company, on November 4, 2013, filed a Current Report on Form 8-K to report the appointment of GBH CPAs, PC as the independent audit accountants of the Company and the dismissal of ZBS Group LLP, formerly ZS Consulting Group LLP.  The report was amended on November 6, 2013.

Item 1.01 Entry into Material Definitive Agreement, page 1

2.

We note your statement that you are reporting under the Securities Exchange Act of 1934 “by reason of Section 15(d).” However, you do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (333-168403) filed on July 29, 2010. We also note that you filed a Form 8-A12G on September 26, 2013. Accordingly, it appears that you are reporting under the Securities Exchange Act of 1934 because you have a class of securities registered under Section 12(g) of the Act and not because of an obligation under Section 15(d) of the Act. Please revise throughout your filing to reflect this fact, or advise.

Securities and Exchange Commission

November 22, 2013

Response:

On September 25, 2013, when the Company filed the Current Report on Form 8-K, it had not yet then filed the Form 8A12G, the filing date of which was September 26, 2013.  As the amendment to the Form 8-K is being re-filed, after the filing of the Form 8A12G, the amended current report has been modified to remove the references to the filing being made by the Company pursuant to Section 15(d) of the Securities Act of 1933.

Form 10 Disclosure, page 3

General

3.

Please balance throughout your filing the discussion of your competitive strengths and growth strategy with a discussion of the principal competitive challenges and risks facing the company.

Response:

The Company has extensively edited the disclosure about its operations and made adjustments to the disclosure about the competitive strengths of its product and the Company and growth strategy of the Company

4.

Please ensure your disclosure conforms with plain English principles. In describing your current and proposed operations, please provide context so a reader not familiar with your industry can understand your current and proposed operations and the terms that you use. For example, we note your statements on page 6 that “[t]he value of the system, as currently engineered, comes from the use of extremely high-reliability components, and a rugged, automotive-grade set of control electronics to enable true rugged on-road performance” and “[i]t combines the interdisciplinary knowledge of: electrochemistry; power electronics; nano-material coatings and combustion dynamics, and system-engineers this body of knowledge into an application to develop customer value.” Please revise throughout your disclosure to provide plain English descriptions of your current and proposed operations. Additionally, please enhance your disclosure to define or describe in more detail technical terms. As examples only, please define “PEM” on page 4, “chemical electrolysis” on page 6, and “gen-sets” on page 7.

Response:

The disclosure has been modified to comply with the plain English rules, indicting definitions where it believes helpful for a more complete understanding of the discussion, removing phrases that were unnecessary or potentially confusing, and otherwise editing to make the disclosure more clear.

5.

It does not appear that your disclosure clearly reflects the current status of your operations. Please revise your filing to clearly disclose and separately identify the business activities that you have already commenced and the technologies that you have already developed and sold to customers, and those activities and technologies that represent only your planned operations. In this regard, we note your statement on page 4 that the company “makes and sells water-based clean energy technologies” and that your priority market segments are “logistics, trucking, heavy equipment, [and] marine and agriculture.”

Securities and Exchange Commission

November 22, 2013

We also note your disclosure on page 9 that your “marketing efforts will initially focus on North, Central, and South American, the Caribbean and Europe.” Throughout your filing please focus your disclosure on the products that you have developed, and the market segments and geographic locations in which you have commenced operations. To the extent you discuss your planned operations, please clearly state that the activities described are your plans and that there is no guarantee that operations will commence as described.

Response:

The disclosure, throughout the document, has been revised to make clear the current business and the current product of the Company versus what elements are the planned business and products in terms of its market, where it is being marketed, categories of customers and  the technology of the product.  In particular, we have changed the disclosure to make clear that the current market is the United States, Mexico, Latin America and the Caribbean, and we have described the initial marketing that is being undertaken in Mexico and the distribution agreement that will be the basis for expansion into Latin America and the Caribbean. The disclosure makes clear that there is one fundamental product that is being marketed, but that it can be modified to be adapted to other sized internal combustion engines.  Where appropriate, there has been cautionary language added to indicate that the desired markets and products may not come to fruition.

Incorporation and History of Big Clix, page 3

6.

We note the Form 8-K filed October 7, 2013 which discloses that your shares will now trade under the symbol HPTG. Please revise to reflect this fact.

Response:

The market symbol and certain other data about the stock trading has been updated where it is discussed in the Form 8-K.

7.

Please disclose in this section the fact that your auditor has issued a going concern opinion. Please also disclose the risks associated with such an opinion.

Response:

The fact that the auditor for the financial statements of the Company has issued a going concern opinion has been added to the history of the company discussion.

Hydro Phi Overview, page 4

8.

Please disclose the basis for all your assertions about your competitive position within your industry and any statements regarding the size of the industry or markets in which you plan to compete. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true, or delete such statement. Please also provide supplemental materials, with appropriate marking and page references in your response. The following are examples only of some of your competitive position assertions:

·

“This approach helps make HydroPlant comparatively practical, safe and affordable versus competing technologies that require the storage of hydrogen or other gases such as LNG, CNG or

Securities and Exchange Commission

November 22, 2013

propane,” page 4.

·

“There is a preponderance of evidence that the Hydro Phi system provides significant improvements to the level of hydrogen generated at efficiencies that do not drain horsepower; the system delivers a net gain in fuel efficiency,” page 4.

·

“The Company seeks to establish a presence in the estimated $1.2 trillion domestic and international transportation logistics market,” page 5.

·

“The Company believes that future applications of our underlying technologies could span the entire energy supply chain, including power generation, storage, off-grid distributed power, smart grid technology and development, and practically all energy consumption applications,” page 5. Please provide the basis for your belief that you will have the ability to permeate the entire energy supply chain, or remove this statement.

·

Your statement on page 6 that Hydro Phi is “consistent with the policies and needs of government and industry and with individual lifestyle choices.”

·

“In the burgeoning demand for power across the world, it is not feasible or timely to build the centralized power plants and distribution infrastructure that was constructed across the U.S. and Europe over many decades,” page 6.

·

“At approximately $9 billion per year, the global diesel generator market is almost as large as the motive power market section in the United States,” page 8.

·

“...the diesel generator market in the U.S. is projected to grow at about the same pace as the equipment and transportation industry, which is approximately 3% to 4% annually,” page 8.

·

“...global market growth for diesel generators is expected to increase at the rate of 30% annually,” page 8.

·

“The 50 KW to 250 KW diesel engine power generation market accounts for 1/36 of the world’s electricity,” page 8.

·

“Based on its evolving technology Hydro Phi was successful in attaining solid exposure to the logistics marketplace both in the United States and Europe discovering the sale pipeline potential far exceed the technical capabilities of the technology at that time,” page 24.

Response:

Throughout the Form 8-K where the Company has made statements of fact about market share, statistical benefits of its product and similar such statements, similar to those indicated above, the Company has deleted such statements and where certain of such kinds of statements have been retained, which are stated in a general format, they have been stated as a belief of the Company, with an indication of the reason for the belief.

Securities and Exchange Commission

November 22, 2013

The Environmental Benefit Proposition, page 5

9.

We note your disclosure in the second paragraph regarding the carbon reduction potential of the HydroPlant technology. Please disclose your basis for assuming a 15% fuel efficiency improvement, and any support you have for such assumption. Please also provide the basis for your statement that a reduction in the amount of oil imported by the U.S. will result in a matching increase to the U.S. economy, or delete such statement.

Response:

Based on various tests conducted by the Company and potential customers in past beta testing, the actual fuel efficiency improvement varies among the engines it is tested with.  As there are no specific, third party statistics and testing as yet, the Company has edited this kind of statement throughout the disclosure to be more general and not refer to specific percentages of improvements.  The references to an overall economic benefit have been deleted.

Business Development and Marketing, page 7

Distribution and Service Providers, page 7

10.

We note your disclosure that you “expect” to develop distribution and dealer networks in “relevant market segments.” Please discuss whether you have identified specific end user buyers, distributors, or dealers in these market segments which whom you expect to establish relationships. In this regard, we note your statements that you “expect” to develop these networks and that such relationships “will” align with the introduction of the HydroPlant product. Please state that there is no guarantee that you will establish such relationships.

Response:

The Company has revised its disclosure throughout the document to indicate where it is pursuing marketing efforts and the means by which it is doing that market entry.  It has clarified where it is marketing and where it will seek market penetration.  It has also revised its discussion about distributors, and indicated that there may be no assurance that it will be able to establish a broad distribution of the product.

11.

We note your statement that “these concepts and devices already exist.” Please clearly explain the concepts and devices to which you are referring. We also note your statement that “the most common shortfall of efforts to solicit a licensee is the failure to develop a refined prototype and a well-targeted presentation.” Please explain the difference between a device and a prototype and explain the work you must undertake to create a prototype for a particular device.

Response:

The disclosure had revised the discussion about the ability to modify the Company product to permit its used in differently sized internal combustion engines.  The concept and reason for a prototype has been further explained.

Securities and Exchange Commission

November 22, 2013

Market sector Focus, page 7

12.

We note your disclosure that you “have identified many of the truck carriers and transportation logistics companies operating in North America,” “[you] estimate there are over 300,000 house boats in the United States,” and “[you] believe this focus will enable [you] to penetrate the transportation, automotive and marine markets more quickly.” Please tell us how the identification of these market sectors will enable you to penetrate these markets. Please also disclose whether, to date, you have sold any products in any of these markets.

Response:

The discussion about potential market number has been deleted.  See also the response to Item 8 above.

Customer and Supplier Concentration, page 9

13.

Please disclose whether there are any written agreements between you and the customer to which you refer in this section. If so, please file the agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K. Please also disclose the duration of any agreement, written or verbal, and whether the customer is under any obligation to continue to purchase products from you.

Response:

The Company does not yet have any written agreements with any customers for its products at this time.  Sales have been on a limited basis and not under a formal contract.  The Company has reviewed Item 601(b)(10) of Regulation S-K, and it believes it has filed its current material agreements.  Appropriate changes have been made to the disclosure of its customer and supplier arrangements.

Manufacturing and Supplies, page 9

14.

Please file as exhibits the agreements with your key manufacturers and suppliers. In this regard, we note your disclosure that “[t]he Company currently has agreements with key manufacturers or suppliers for its proprietary parts and sub-systems” on page 10. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

See response to Item 13 above.

Intellectual Property, page 11

15.

Please disclose the anticipated timeframe in which you expect to receive a decision on the provisional patent application that you have submitted with the United States Patent and Trademark Office.

Response:

The Company has indicated that it hopes to receive a decision in 2014 about its patent application, however, this is just an estimate and depends on many factors, some of which, such as the PTO review, are beyond its control.

Securities and Exchange Commission

November 22, 2013

We are dependent upon the acceptance of our products, page 16

16.

We note your statement that you derive substantially all of your revenues from the sale of your HydroPlant technology and related services. It does not appear that the services to which you refer are described elsewhere. Please revise your filing to describe such services.

Response:

The disclosure has been modified to indicate that the Company is dependent on sales of its product at this time.  Although servicing income might be something in the future, because it is not now a source of income, references to servicing and service income have been removed.

We are controlled by a limited number of persons, page 20

17.

Please also disclose in this risk factor that there are two additional shareholders that own a significant percentage of the shares of your company. In this regard we note your disclosure on page 31.

Response:

The disclosure in the risk factor has been changed to indicate the shares and percentages held by persons in addition to management.

Investor confidence and market price of our shares may be adversely impacted, page 22

18.

Please disclose the fact that for the fiscal year ended June 30, 2013, neither your internal control over financial reporting nor your disclosure controls and procedures were effective, as you state in the Form 10-K for the fiscal year ended June 30, 2013, filed on September 23, 2013.

Response:

The disclosure in the risk factor “Investor confidence and market price of our shares may be adversely impacted if we are unable to attest to the adequacy of the internal controls over our financial reporting, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002” has been expanded to include the aspects of the internal control and disclosure controls and procedures that were ineffective, as stated in the Form 10K.

Management’s Discussion & Analysis, page 24

Results of Operations for the Three Months Ended June 30, 2013, Compared to the Three  Months Ended June 30, 2012, page 25

Research and Development Expense, page 25

19.

Please revise to better explain what resulted in the changes related to your research and development expenses, particularly as it relates to the “initiatives” that caused the changes. In this regard, we note your disclosure that “[t]he increase was mainly due to the completion and finalization of initiatives underway prior to this quarter.” Please refer to Item 303(a)(3) of Regulation S-K.

Securities and Exchange Commission

November 22, 2013

Response:

The disclosure about the change in the research and development expenses has been modified and greater discussion of the reasons for the change in expenses added to the disclosure.

Results of Operations for the Fiscal Year Ended March 31, 2013, Compared to the Fiscal Year Ended March 31, 2012, page 26

Net loss, page 26

20.

Please revise to better explain the underlying reasons behind the changes in net loss. Please ensure that you do not merely recite the information reflected in your statement of operations. Please refer to Item 303(a)(3) of Regulation S-K.

Response:

The disclosure about the net loss reduction has been expanded to indicate that there was approximately $861,000 less in accrued compensation expense and $389,000 less in payroll expense for the reported period.  As well, there has been added a statement that the company was being careful incurring operating costs which effected a reduction in expenses.

Liquidity and Capital Resources, page 27

21.

Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect your liquidity, capital resources or results of operations. In this regard, we note your disclosure that you “had negative cash flows each year from [your] operations through March 31, 2013,” on page F-6. For guidance, please refer to Section III.B of SEC Release No. 33-6835 (May 18, 1989), Item 303(a) of Regulation S-K, and Instruction 3 to Item 303(a) of Regulation S-K.

Response:

The liquidity and capital resources discussion has been expanded to address the known trends, demands and commitments that are likely to affect the liquidity and capital resources of the Company.

Going Concern, page 29

Directors and Executive Officers, page 32

22.

Please revise your disclosure to include the ages of the directors. Please refer to Item 401(a) of Regulation S-K.

Securities and Exchange Commission

November 22, 2013

Response:

The ages of the directors have been included in the disclosure.

23.

Please briefly describe the experiences, qualifications, attributes, or skills of each of your directors that led to the conclusion that the individual serve as your director. Please also describe the business experience of each of your directors and executive officers during the last five years. For example, please disclose Mr. Goldman’s business activities between his time at Suniva, Inc. and Hydro Phi. Please refer to Item 401(e) of Regulation S-K.

Response:

There is only one director at this time.  The experience and qualifications of Mr. Slotkin as a director have been added to his biographical information.  The full five year business history of the directors has been provided or clarified.

Compensation, page 34

24.

Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your disclosure that you “intend to enter into employment agreements with senior executives,” on page 34 and your disclosure that “[t]he Company has entered into formal employment agreements with its key employees and officers,” on pages F-13 and F-25. Please file as exhibits your employment agreements with key employees. Refer to Item 601(b)(10) of Regulation S-K.

Response:

Only Mr. Slotkin is operating under a written agreement.  This agreement is described and a copy of it is filed as an exhibit.

Certain Relationships and Related Party Transactions, page 35

25.

Please include in this section all related party transactions since the beginning of the last fiscal year, pursuant to Item 404(d) of Regulation S-K. In this regard, we note your disclosure regarding advances to officers, and notes payable to related parties on pages F11, F-13, F-23, and F-25, and additional references to related party transactions in the first paragraph of page 26.

Response:

The disclosure of certain relationships and related party transactions has been expanded to include those that should be included in the Item, reflecting the disclosure that is in the financial statement footnotes.

Securities and Exchange Commission

November 22, 2013

Item 9.01 Financial Statements and Exhibits, page 40

Audited Financial Statements of Hydro Phi Technologies, Inc. for the Years Ended March 31, 2013 and 2012

Note 10. Related Party Transactions, page F-13

26.

We note two of your officers agreed to waive their right to receive payment of compensation accrued and you recognized a gain of $1,997,350. Please tell us your consideration of treating the waiver as a capital transaction with an adjustment to additional paid-in capital. See ASC 470-50-40-2.

Response:

The financial statements and the pro-forma information have been restated to remove the $1,997,350 from gain on settlement of accrued compensation and increase additional paid-in capital pursuant to ASC 470-50-40-2.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders